FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November, 2015

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F       ☒       Form 40-F            ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes     ☐  No     ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE

INVITATION

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Tuesday, 17 November 2015, 11:00

(1st Repeat GM, Sunday, 22 November 2015, 11:00)

Pursuant to Codified Law 2190/1920, Law 3864/2010, as currently applicable, and the provisions of Law 2396/96 on dematerialized shares, and the Bank’s Articles of Association (article 11) and following Board of Directors’ resolution dated 3 November 2015, the Shareholders of National Bank of Greece S.A., a banking corporation having its registered office at 86 Eolou St., Athens, Greece, are invited to the Bank’s Extraordinary General Meeting (“EGM”) to be held at 11:00 on Tuesday, 17 November 2015 at 93 Eolou St. (Megaro Mela), Athens:

AGENDA

1.              (i) Increase in the Bank’s share capital due to capitalization of part of the Bank’s special reserve of article 4.4a of Codified Law 2190/1920, and concurrent (ii) increase in the nominal value of each common registered voting share of the Bank and reduction in the aggregate number of such shares by means of a reverse split, and (iii) reduction in the share capital of the Bank through reduction in the nominal value of each common registered voting share of the Bank (as it stands after the reverse split), with a view to forming an equivalent special reserve, as per article 4.4a of Codified Law 2190/1920, or, alternatively, through setting off against losses.  Amendment of article 4 of the Bank’s Articles of Association. Granting of authorities.

2.              Increase in the Bank’s share capital pursuant to the provisions of Law 3864/2010, as amended, and Cabinet Act 36/02.11.2015, to raise up to EUR 4,602,000,000 by issuing new common registered voting shares, through payment in cash and/or contribution in kind, and offer of such shares, as regards the In-Cash Increase, through private placement to qualified investors abroad and through a public offering in Greece and/or to the HFSF (if the HFSF participates in cash), and, as regards the contribution in kind, to the persons under article 6a of Law 3864/2010, as amended, in the event of the provision of a capital injection by the HFSF, due to mandatory conversion of capital instruments and/or other eligible liabilities, and to the HFSF (if it participates through contribution in kind). Cancellation of the pre-emption rights of existing shareholders as regards both modes of increase. Granting of authorities to the Bank’s Board of Directors to specify the terms of the said share capital increase, including authority to specify the offer price as per Article 13.6 of Codified Law 2190/1920, as applicable. Amendment of article 4 of the Bank’s Articles of Association.

3.              Issue of a convertible bond loan pursuant to Law 3864/2010, as applicable, and Cabinet Act 36/2.11.2015, through the issuance of direct, unsecured, perpetual and subordinated bonds, contingently convertible into common, dematerialized, registered voting shares of the Bank, payable by contribution in kind or payment in cash. Cancellation of pre-emption rights of the existing shares on taking up the issued convertible bonds and offering them exclusively to the HFSF, in implementation of the aforesaid provisions. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer the bonds taking into consideration the terms for covering the share capital increase as described in item 2 of the agenda.

4.              Granting of authorities to the Bank’s Board of Directors with respect to the Bank’s share capital increase, pursuant to Article 13.1.b and 13.1.c of Codified Law 2190/1920 and Article 1.11 of Cabinet Act 36/02.11.2015, and cancellation of the pre-emption rights of the Bank’s existing shareholders.

5.              Issue of a convertible bond loan, up to the amount of EUR 4,602,000,000 with the issue of unsecured bonds contingently convertible into common, registered voting shares of the Bank, on condition that approval has first been obtained from the European Central Bank and the Hellenic Financial Stability Fund. The bond loan shall be covered by payment in cash or contribution in kind. Cancellation of pre-emption rights of existing shareholders and offer of such rights to private investors. Granting of authorities to the Board of Directors of the Bank to carry out the actions required to issue and offer said bonds.

If the EGM does not achieve quorum on the said date, the Shareholders are hereby invited to attend a 1st Repeat General Meeting on Sunday, 22 November 2015 at 11:00, at 93 Eolou St. (Megaro Mela), Athens.

In accordance with articles 26.2, 26.2b and 28a of Codified Law 2190/1920, as amended and supplemented by, respectively, articles 3 and 6 of Law 3864/2010, as amended by Law 4340/2015, the Bank informs shareholders of the following:

ENTITLEMENT TO PARTICIPATE IN THE GENERAL MEETING

Any person listed as a shareholder (i.e. holder of common registered shares of the Bank) in the registry of the Dematerialized Securities System managed by Hellenic Exchanges S.A. (“HELEX”), at the start of the 5th day prior to the date of the General Meeting, i.e. on 12/11/2015 (“Record Date”), is entitled to participate in the EGM. Each common share is entitled to one vote.

If this is the case, at the 1st Repeat General Meeting any person listed as a shareholder, as above, on 18/11/2015, i.e. at the start of the 4th day prior to the date of the 1st Repeat GM of 22/11/2015 is entitled to participate in the said 1st Repeat GM.

Under article 1 of Law 3723/2008, the Bank’s preference shares of Law 3723/2008 entitle the representative of their holder (the Hellenic Republic) to attend the Meeting. The Hellenic Financial Stability Fund participates in the GM, as per Law 3864/2010, as amended.

Proof of shareholder status should be provided by presenting to the Bank relevant certification from HELEX or alternatively through direct electronic link-up of the Bank with the records of the Dematerialized Securities System of HELEX. The relevant written certification by HELEX or the electronic verification of shareholder status must have been received by the Bank by 14/11/2015 at the latest, i.e. on the 3rd day prior to the date of the

EGM. For Repeat GMs, the relevant certification or electronic verification should have been delivered to the Bank by the 2nd day, at the latest, prior to the relevant meeting. In other words, in the case of the 1st Repeat GM in question the certification or electronic verification of shareholder status must have been received by the Bank by 20/11/2015 at the latest.

Shareholders who are legal entities must also, by the same deadline, file, pursuant to the law, their legalisation documents, unless these documents have already been filed with our Bank, in which case it is sufficient to state where they have been filed in the relevant proxy form.

Shareholders who do not comply with the provisions of article 28a of Codified Law 2190/1920, as above, may participate in the GM only after the Meeting has authorized them to do so.

To exercise the said rights, it is not necessary to block the shares or follow any other similar process that may restrict the ability to sell and transfer shares in the period between the Record Date and the GM.

PROCEDURE FOR VOTING BY PROXY

The shareholder may participate in the Extraordinary General Meeting and may vote either in person or by proxy. Each shareholder may appoint up to 3 proxy holders. Legal entities may participate in the Extraordinary General Meeting by appointing up to 3 natural persons as proxy holders. However, if the shareholder owns shares in the Bank that are held in more than one Investor Securities Account, such limitation shall not prevent the shareholder from appointing, in respect of the Extraordinary General Meeting, separate proxy holders for the shares appearing in each Account. A proxy holder holding proxies from several shareholders may cast votes differently for each shareholder. Before the Extraordinary General Meeting commences, the proxy holder must disclose to the Bank any particular facts that may be of relevance for shareholders in assessing the risk that the proxy holder may pursue interests other than those of the shareholder. Within the meaning intended in this paragraph, a conflict of interest may arise in particular when the proxy holder: (i) is a controlling shareholder of the Bank or is another entity controlled by such shareholder; (ii) is a member of the Board of Directors or in general the management of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iii) is an employee or an auditor of the Bank, or of a controlling shareholder or an entity controlled by such shareholder; (iv) is a spouse or close relative (1st degree) of a natural person referred to in (i) to (iii) hereinabove.

The appointment and revocation of appointment of a proxy holder shall be made in writing and shall be notified to the Bank in writing at least 3 days prior to the date of the Extraordinary General Meeting.

To participate in the GM either in person or by proxy, shareholders are kindly requested to fill in and submit to the Bank the form “DECLARATION - AUTHORIZATION FOR PARTICIPATION IN THE GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE TO BE HELD ON 17/11/2015, AND ANY REPEAT MEETINGS THEREOF”. The Bank shall make available the said form on its website www.nbg.gr) and through its Branch network. The said form, filled in and signed by the shareholder, must be filed with the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (ground floor, 93 Eolou St., Athens) or any branch of the Bank’s network, or, filled in and signed by the shareholder, sent by fax to +30 2103343404, 2103343406, 2103343410 and 2103343443, or by e-mail to inikol@nbg.gr at least 3 days prior to the date of the General Meeting. Shareholders should confirm that the appointment-of-proxy form has been successfully received by the Bank by calling +30 2103343415, 2103343421, 2103343422 and 2103343411.

MINORITY RIGHTS

(a) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Bank’s Board of Directors is obliged to include additional items in the Agenda of the GM, provided that the said request is communicated to the Board by 12/11/2015, i.e. at least 5 days prior to the General Meeting. The said request should be accompanied by justification or a draft resolution to be approved by the Extraordinary General Meeting and on 14 November 2015, i.e. 3 days prior to the Extraordinary General Meeting, the revised agenda should be disclosed in the same manner as the previous agenda, and at the same time made available to shareholders through the Bank’s website, along with the justification or draft resolution tabled by the shareholders, in accordance with the provisions of article 27.3 of the C.L. 2190/1920.

(b) If shareholders representing 1/20 of the paid-up share capital of the Bank so request, the Board of Directors shall, in accordance with the provisions of article 27.3 of C.L. 2190/1920, make available to shareholders by 14/11/2015 at the latest, i.e. at least 3 days prior to the

EGM, any draft resolutions on the items included in the initial or revised agenda, provided that the said request is communicated to the Board by 13/11/2015, i.e. at least 4 days prior to the EGM.

(c) If any shareholder so requests, and provided that the said request is filed with the Bank by 14/11/2015, i.e. at least 3 full days before the EGM, the Board of Directors is obliged to provide the EGM with information regarding the affairs of the Bank, insofar as such information is relevant to a proper assessment of the items on the agenda. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes. The Board of Directors may provide a single answer to shareholders’ requests that are of similar content. The obligation to provide information does not apply in the event that such information is already available through the Bank’s website, particularly in the case of frequently asked questions.

(d) If shareholders representing 1/5 of the paid-up capital of the Bank so request, and provided that the said request is filed with the Bank by 14/11/2015, i.e. at least 3 full days prior to the EGM, the Board of Directors is obliged to provide the EGM with information on the course of the business affairs and financial status of the Bank. The Board of Directors may decline to provide such information citing sufficient material grounds, and this should be recorded in the minutes.

In all the aforesaid cases the shareholders making requests are required to prove their shareholder status as well as the number of shares they hold as at the time of exercising the relevant right. A certificate to this effect from HELEX or verification of shareholder status through direct electronic link-up between the records held by HELEX and the Bank may also serve as such proof.

AVAILABLE DOCUMENTS AND INFORMATION

The information required under article 27.3 of C.L. 2190/1920, including the invitation to the Extraordinary General Meeting, the proxy participation-appointment form and the draft resolutions on the items of the agenda shall be made available in electronic form on the website of the Bank at www.nbg.gr. Hard copies of the full text of the draft resolutions and any documents specified under Article 27.3 (c) and (d) of C.L. 2190/1920 can be obtained from the Bank’s Subdivision for Governance of NBG Shareholder Register & Shareholder Affairs (ground floor of the Megaro Mela, 93 Eolou St., Athens).

Athens, 6 November 2015

By order of the Board of Directors

The Chair

Louka T. Katseli

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Nikolaos Voutychtis

(Registrant)

Date: November 6th, 2015

Deputy Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: November 6th, 2015

Director, Financial Division